Exhibit 99.1

Golden Star First Quarter 2015 Financial Results and Project Update

TORONTO, May 7, 2015 /CNW/ - Golden Star today reports its financial results for the quarter ended March 31, 2015 ("the first quarter" or "the period") and provides an update on its development projects.  All references to currency are to US dollars.

•	Gold produced and sold during the first quarter totalled 63,245 ounces compared to 72,085 ounces in the prior quarter with fewer tonnes at lower grade processed
•	Revenue for the first quarter was $76.5 million compared to $86.6 million for the prior quarter
•	Cost of sales before depreciation and amortization was $72.2 million and cash operating cost per ounce[1] totalled $1,061 for the first quarter
•	Cash used by operations before working capital changes for the first quarter totalled $2.2 million with a consolidated cash balance of $24 million at period end
•	Wassa Feasibility Study confirmed strong returns on development of underground mine
•	Wassa pre-construction preparation on schedule and below budget
•	Prestea underground rehabilitation work ongoing, significant progress permitting Prestea south and expectations are that mining will commence in late 2015
•	Financing arrangement entered into with Royal Gold, Inc. and its wholly-owned subsidiary for a $20 million term loan and $130 million stream transaction

1      See "Non GAAP Financial Measures".

Sam Coetzer, President and CEO of Golden Star, commented:

"Mining and processing operations in the first quarter were largely in line with our mine plans.  We have invested in maintenance and pit preparations to ensure that production and development operations can progress over the remainder of the year.  Average grade and tonnes processed will increase through the year and we anticipate achieving our guidance at year end.  Both our development projects were advanced in the quarter.  Now that we have secured the necessary funding to advance these projects, we look forward to the lower operating cost profile that they are expected to deliver."

The Company has today announced the details of its financing arrangement with Royal Gold, Inc. ("RGI") and its wholly-owned subsidiary RGLD Gold AG ("RGLD" and, together with RGI, "Royal Gold").  Please take note of this announcement titled "Golden Star Announces $150 million Financing with Royal Gold, Inc to advance Wassa and Prestea Underground Mines" released on SEDAR and Edgar this morning.

Golden Star management will conduct a conference call and webcast today, May 7, 2015, to discuss these results as well as the financing agreement with Royal Gold at 10:00am EDT.

The call can be accessed by telephone or by webcast as follows:

     Participants - toll free: +1 888 390 0605
     Participants - toll: +1 416 764 8609
     Conference ID (all numbers): 25836040
     Webcast: www.gsr.com

A recording of the conference call will be available until May 14, 2015 by dialing:

     Toll free: +1 888 390 0561
     Toll: +1 416 764 8668
     Replay passcode: 836040#

The webcast will also be available after the call at www.gsr.com.

The Company's Annual General and Special Meeting of the Shareholders will be held today, May 7th 2015, at 1:30pm EDT at the St. Andrews Club, 27th Floor of 150 King Street West, Toronto.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 – 275,000 ounces in 2015.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

Summary of Consolidated Operational and Financial Results:

		Three months ended Mar. 31,	Three months ended Dec. 31,
		2015	2014
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	23,194	25,831
Bogoso gold sold	oz	40,051	46,254
Total gold sold	oz	63,245	72,085

Average realized price	$/oz	1,210	1,201
Cash operating cost per ounce - combined[1]	$/oz	1,061	919
All-in sustaining cost per ounce[1]	$/oz	1,239	1,059

Gold revenues	$'000	76,519	86,586
Cost of sales excluding depreciation and amortization	$'000	72,203	71,410
Depreciation and amortization	$'000	11,585	8,150
Mine operating (loss)/margin	$'000	(7,269)	7,026
General and administrative expense	$'000	3,632	2,819
Loss/(gain) on fair value of 5% of Convertible Debentures	$'000	3,736	(1,501)
Income tax recovery	$'000	—	(254)

Adjusted net (loss)/income attributable to shareholders	$'000	(8,955)	8,825
Net loss attributable to shareholders	$'000	(13,127)	(48,155)
Net loss per share – basic and diluted		$(0.05)	(0.19)

Cash flow provided by operations	$'000	4,838	4,316
Cash (used in)/provided by operations before working capital changes	$'000	(2,224)	11,682
Cash provided by operations per share – basic and diluted		$0.02	0.03

Capital expenditures	$'000	12,782	9,219

[1] See "Non-GAAP Financial Measures".

Review of Financial Performance

Gold produced and sold in the period was 63,245 ounces, compared to 72,085 ounces in the fourth quarter 2014 as total ore tonnes and grade processed declined at both operations.

Revenue for the first quarter 2015 was $76.5 million, with an average realized gold price for the quarter of $1,210.

Cost of sales before depreciation and amortization increased marginally from $71.4 million in the fourth quarter 2014 to $72.2 million in the first quarter 2015.  Despite a significantly lower strip ratio at both mines as well as lower tonnes processed, costs increased with higher power costs from diesel powered generators and higher mining costs in the deeper Chujah and Bogoso North pits as well as with scheduled maintenance.  As a result, mine operating losses were $7.3 million compared to a margin of $7.0 million in the prior quarter.

Cash used in operations before changes in working capital for the first quarter was $2.2 million compared to $11.7 million provided by operations in the prior quarter.

Consolidated cash operating costs per ounce were $1,061 per ounce, an increase from $919 per ounce in the fourth quarter.  These higher costs per ounce are primarily as a result of higher mining costs, lower head grade and higher power costs in the quarter.

Corporate general and administrative expenditures were $3.6 million compared to $2.8 million in the prior quarter with an increase in salaries and benefit costs as well as higher legal fees.

The adjusted net loss attributable to Golden Star shareholders for the first quarter was $9.0 million.  Depreciation and amortization also increased as a result of the reduced Mineral Reserve base over which assets are amortized.

Capital expenditures for the first quarter totalled $12.8 million of the total capital expenditure of $72 million that is now expected for the year.  This increase in capital expenditure is as a result of the Company's intention and ability to bring Prestea into production by 2016.

The consolidated cash balance was $24 million at March 31, 2015.  As a result of the financing agreement entered into with Royal Gold Inc, the cash balance is expected to be supplemented with the first draw down of the advance payment of $55 million in the second quarter of 2015 as well as the draw down of the $20 million term loan.  After the retirement of the outstanding Ecobank I loan facility in the principal amount of $38 million, a further $25 million remains available for drawdown on the existing Ecobank II loan facility.

Review of Operational Performance

Wassa Operations

		Three months ended Mar. 31,	Three months ended Dec. 31,
		2015	2014
WASSA FINANCIAL RESULTS
Revenue	$'000	28,112	30,979

Mine operating expenses	$'000	25,300	26,559
Royalties	$'000	1,406	1,550
Operating costs from/ (to) metals inventory	$'000	1,947	(3,107)
Cost of sales excluding depreciation and amortization	$'000	28,653	25,002
Depreciation and amortization	$'000	3,900	4,439
Mine operating (loss)/ margin	$'000	(4,441)	1,538

Capital expenditures	$'000	10,426	5,941

WASSA OPERATING RESULTS
Ore mined	t	560,151	653,061
Waste mined	t	2,361,781	2,830,078
Ore processed	t	630,720	651,462
Grade processed	g/t	1.20	1.32
Recovery	%	92.6	93.4
Gold sales	oz	23,194	25,831
Cash operating cost per ounce[1]	$/oz	1,119	908
[1] See "Non-GAAP Financial Measures".

Ore tonnes mined in the first quarter decreased 14% from the prior quarter as mining early in the quarter took place mainly in the Starter Pit.  This lower grade area of the pit is the location of the exploration decline.  Mining in the first quarter was focused here to prepare the pit for the construction of the exploration decline.  Completing the Starter Pit in the first quarter allows mining for the remainder of the year to focus on the higher grade B-Shoot area.  Lower grade in the first quarter was as a direct consequence of this mine plan.

The strip ratio in the first quarter was 4.2:1, marginally lower than in the fourth quarter.  Overall the strip ratio is expected to be lower in 2015 than in 2014.

Due to nationwide power shortages, load shedding continued into the first quarter of 2015.  Wassa is receiving approximately 66% of its normal power load.  However scheduled maintenance planning has resulted in only 3% reduction in ore processed.  The generators at Wassa are being run on an ongoing basis to feed power into the plant.

Grade processed declined to 1.2 g/t Au, as mining was in the lower grade Starter Pit area and ore feed was supplemented from lower grade stockpiles.  Grade is expected to increase in the second quarter of 2015 and again in the second half of 2015 as mining shifts to the B Shoot area of the Main Pit.

As a result, gold produced and sold at Wassa in the quarter declined to 23,194 ounces from 25,831 ounces in the prior quarter.

Mine operating expenses reduced as a result of fewer tonnes mined and processed, however cash operating costs per ounce increased from $908 to $1,119 primarily as a result of lower grade and ore tonnes processed, mining inefficiencies in the tightly constrained Starter Pit and higher fuel costs associated with the running of generators at Wassa.

Capital expenditures totalled $10.4 million, of which $5.8 million was spent on mobile fleet and electrical infrastructure for underground development.  A further $1.5 million was spent in the construction of project offices, a new thickener for the processing plant and an extension of the existing tailings facility.

Wassa Underground

Drilling below the Wassa main pit since late 2011 was successful in increasing the Wassa Mineral Resource.  In March 2015 the results of a Feasibility Study on the economic viability of an underground mine operating in conjunction with the existing open pit mine were announced.  The study was based on an updated mineral resource model that estimates total Measured and Indicated Mineral Resources as of December 31, 2014 of 3.5 million ounces at average grade of 2.21 g/t Au inclusive of Mineral Reserves.  Wassa underground Mineral Reserves were estimated at 745,000 ounces of gold at 4.26 g/t Au and open pit Mineral Reserves of 834,000 ounces of gold at 1.39 g/t Au.  Inferred Mineral Resources as of December 31, 2014 were 1.4 million ounces at 3.79 g/t Au, which were not considered for the purposes of the Feasibility Study.

For additional information, including a breakdown of Wassa's Mineral Reserves and Mineral Resources, see Golden Star's press release titled "Golden Star Announces Wassa Mine Feasibility Study Results" dated March 26, 2015.

The study demonstrated an internal rate of return of 83% and a net present value, assuming a 5% discount rate, of $176 million for the Wassa Mine.  Pre-production incremental capital expenditure for Wassa underground is estimated at $39 million with first production expected early 2016 and commercial production in July 2016.  Cash operating costs of $780 per ounce and all-in sustaining costs of $938 per ounce were estimated for combined Wassa operation over the life of mine, which is expected to extend to 2024.

Wassa underground development is progressing well with the senior management team now hired.  All equipment, including backup power generators and the underground mining fleet, has been ordered and is either in transit or on site.  The platform for the exploration decline portal is complete and decline development is expected to commence in July 2015.  The necessary permits to start construction were received in early 2015.  Mining in the Wassa open pit will not be impacted by this construction.  Of the total budget for 2015 of $28 million, $7.3 million has been spent to date.

Bogoso Operations

		Three months ended Mar. 31,	Three months ended Dec. 31,
		2015	2014
BOGOSO FINANCIAL RESULTS
Revenue	$'000	48,407	55,607

Mine operating expenses	$'000	43,946	44,362
Royalties	$'000	2,422	2,782
Operating costs to metals inventory	$'000	(2,818)	(736)
Cost of sales excluding depreciation and amortization	$'000	43,550	46,408
Depreciation and amortization	$'000	7,685	3,711
Mine operating (loss)/ margin	$'000	(2,828)	5,488

Capital expenditures	$'000	2,356	3,278

BOGOSO OPERATING RESULTS
Ore mined refractory	t	741,992	729,921
Waste mined	t	1,439,321	1,694,068
Refractory ore processed	t	571,806	665,123
Refractory ore grade	g/t	2.59	2.73
Gold recovery – refractory ore	%	70.6	72.2
Non-refractory ore processed	t	421,566	331,769
Non-refractory ore grade	g/t	0.92	1.02
Gold recovery - non-refractory ore	%	41.9	39.4
Gold sold refractory	oz	34,589	41,968
Gold sold non-refractory	oz	5,462	4,286
Gold sales (total)	oz	40,051	46,254
Cash operating cost per ounce[1]	$/oz	1,027	926
[1] See "Non-GAAP Financial Measures".

Refractory ore mined was in line with the previous quarter and the waste mined continues to decline as these pits reach the end of their life.  Towards the end of the quarter the Bogoso North pit was mined out and mining is now exclusively from the Chujah Pit.  The strip ratio is expected to be below 2:1 in the second and third quarters of 2015.  In the fourth quarter 2015, refractory mining will be complete but processing activities will continue with stockpiled ore.

Tonnes processed declined from the fourth quarter 2015 as major planned maintenance of the process facility was completed.   This maintenance in the first quarter allows for improved throughput for the remainder of the year.  Fluctuations in voltage on the main power line into Bogoso caused a failure of an electrical switch gear resulting in unplanned down time.  Gridco, the Ghanaian power distribution authorities, have repaired the line.

Bogoso gold production and sales totalled 40,051 ounces compared to 46,254 ounces in the fourth quarter and revenue accordingly declined to $48.4 million.

Tailings retreatment ramped up in the quarter after a new high pressure surface pump was installed in the fourth quarter 2014.  Tonnes retreated increased 27% as did ounces recovered.

In the first quarter 2015 Bogoso's mine operating expenses were $43.9 million which was in line with the prior quarter.  While processing costs were lower, maintenance costs in the quarter were higher.  Ongoing costs are being reduced with the retrenchment of staff at Bogoso in anticipation of the closure of the refractory business. Head count at Bogoso has now been reduced by 15% over the last twelve months and a further 25% reduction is expected in 2015.

Cash operating cost per ounce totalled $1,027 for the first quarter of 2015, compared to $926 per ounce in the fourth quarter of 2014.

Capital expenditures at the Bogoso Mine were negligible in the first quarter.

Prestea Mine

Prestea Mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits.  The underground mine is currently being rehabilitated and the high grade surface deposits to the south have to date been exploited by artisanal miners.  Subsequent to the release of a positive Preliminary Economic Assessment ("PEA") on the development of Prestea underground mine, Golden Star plans to commence mining at both operations by 2016.

The PEA contemplated a 500 tonnes per day underground mining operation extracting high grade ore from the West Reef section of Prestea underground.  High grade ore will be transported along the existing dedicated haul road to the Bogoso plant and a new 500 tonnes per day gravity-CIL plant will process the material.  Initial capital costs of the development were estimated at $41 million.

In the first quarter detailed engineering and estimation work for the Feasibility Study progressed well.  The results of this study are expected to be released in July 2015.  Capital expenditure in the quarter was $2.4 million, mostly on rehabilitation of the main levels on which mining will take place.  Power issues, as a result of load shedding, have delayed shaft rehabilitation work.

In addition to the normal care and maintenance work carried out on Prestea underground mine, the Central and Bondaye Shafts have had extensive refurbishment over the last few years.  Further work required includes installation of new air compressors, a new main ventilation fan, upgrading of the shaft winders and a pumping system.

With the conclusion of the financing arrangement with Royal Gold the development plans for Prestea underground are being progressed.  As such the capital expenditure estimates have been revised from the prior amount of $13 million to $29 million for the full year.

The permitting process for Prestea surface pits is progressing well and non-refractory ore production from these pits is expected by the end of the year.  The non-refractory plant at Bogoso will continue to process tailings from the Bogoso tailings storage facilities and will supplement that feed with oxide ores from the surface pits.

Outlook

The Company remains focused on the execution of its strategy of transforming Golden Star to being a low cost producer.  With the successful conclusion of the Royal Gold fundraising, the Company is now adequately financed to deliver on this strategy.  The remainder of this year will be dedicated to project management and construction at Wassa and Prestea, the placing of refractory operations on to care and maintenance as well as risk management and optimization at our existing operations.

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Stated in thousands of U.S. dollars except shares and per share data) (Unaudited)
	For the three months ended March 31,
	2015	2014

Revenue	$76,519	$85,004
Cost of sales excluding depreciation and amortization	72,203	84,296
Depreciation and amortization	11,585	6,616
Mine operating loss	(7,269)	(5,908)

Other expenses/(income)
Exploration expense	312	84
General and administrative	3,632	5,706
Finance expense, net	2,670	2,419
Other income	(2,506)	(23)
Loss on fair value of 5% Convertible Debentures	3,736	10,174
Loss before tax	(15,113)	(24,268)
Income tax expense	—	85
Net loss	$(15,113)	$(24,353)
Loss attributable to non-controlling interest	(1,986)	(1,989)
Net loss attributable to Golden Star shareholders	$(13,127)	$(22,364)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.05)	$(0.09)
Weighted average shares outstanding-basic and diluted (millions)	259.5	259.2

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Stated in thousands of U.S. dollars) (Unaudited)
	For the three months ended March 31,
	2015	2014

OTHER COMPREHENSIVE LOSS
Net loss	$(15,113)	$(24,353)
Comprehensive loss	(15,113)	(24,353)
Comprehensive loss attributable to non-controlling interest	(1,986)	(1,989)
Comprehensive loss attributable to Golden Star shareholders	$(13,127)	$(22,364)

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Stated in thousands of U.S. dollars) (Unaudited)
	As of March 31,	As of December 31,

	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$24,182	$39,352
Accounts receivable	13,617	14,832
Inventories	55,304	54,279
Prepaids and other	6,138	4,767
Total Current Assets	99,241	113,230
Restricted cash	2,041	2,041
Mining interests	143,152	142,782
Total Assets	$244,434	$258,053

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$109,137	$123,451
Current portion of rehabilitation provisions	5,096	4,562
Current portion of long term debt	16,597	17,181
Total Current Liabilities	130,830	145,194
Long term debt	102,373	85,798
Rehabilitation provisions	80,094	81,254
Total Liabilities	313,297	312,246

SHAREHOLDERS' EQUITY
Share capital
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	695,266	695,266
Contributed surplus	31,975	31,532
Deficit	(738,750)	(725,623)
Total Golden Star (Deficit)/ Equity	(11,509)	1,175
Non-controlling interest	(57,354)	(55,368)
Total Equity	(68,863)	(54,193)
Total Liabilities and Shareholders' Equity	$244,434	$258,053

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in thousands of U.S. dollars) (Unaudited)
	For the three months ended March 31,
	2015	2014

OPERATING ACTIVITIES:
Net loss	$(15,113)	$(24,353)
Reconciliation of net income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	11,594	6,616
Loss on retirement of asset	—	43
Share-based compensation	529	1,438
Deferred income tax recovery	—	85
(Gain)/ loss on fair value of 5% Convertible Debentures	3,736	10,174
Gain on deferral of other long term liabilities	(2,432)	—
Accretion of rehabilitation provisions	440	436
Amortization of deferred financing fees	62	62
Reclamation expenditures	(1,066)	(667)
Other	26	—
Changes in working capital	7,062	4,219
Net cash provided by/(used in) operating activities	4,838	(1,947)
INVESTING ACTIVITIES:
Additions to mining properties	(19)	(8,374)
Additions to plant and equipment	—	(499)
Additions to construction in progress	(12,444)	(3,339)
Capitalized interest	(319)	—
Change in accounts payable and deposits on mine equipment and material	(2,878)	(1,915)
Other investing activities	—	(5)
Net cash used in investing activities	(15,660)	(14,132)
FINANCING ACTIVITIES:
Principal payments on debt	(4,348)	(1,650)
Proceeds from debt agreements	—	10,000
Net cash (used in)/ provided by financing activities	(4,348)	8,350
(Decrease)/ increase in cash and cash equivalents	(15,170)	(7,729)
Cash and cash equivalents, beginning of period	39,352	65,551
Cash and cash equivalents, end of period	$24,182	$57,822

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "adjusted net loss attributable to Golden Star shareholders" and "all-in sustaining cost per ounce".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs.  This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and  evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.

"Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator.  We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies.  We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines.  We calculate this measure for both individual operating units and on a consolidated basis.  Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Company's outstanding convertible debentures and non-cash impairment charges, the Company calculates "adjusted net loss attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company.  These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There is material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2014 and the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013, available at www.sedar.com.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing and budget for construction at Wassa and the impact of construction on the open pit mine; the timing for commencing mining at Prestea underground; payments to be received pursuant to the Royal Gold financing; the timing for completion of the Feasibility Study at Prestea;cash operating costs and all-in sustaining costs at Wassa over the life of mine; gold production forecast for 2015; the Company's strategy of transforming its business to being a lower cost non-refractory producer and the timing thereof; matters relating to the Feasibility Study for Wassa, including estimated internal rate of return and net present value of Wassa underground (including assumed discount rates), the timing for first production from Wassa underground and Prestea underground; the life of mine at Wassa underground; capital expenditures at Wassa underground and Prestea underground; further work required at Prestea underground; permitting; and the processing non-refractory ore at the Bogoso non-refractory plant.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information and statements.  Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date.  Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment.  Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Cautionary note to U.S. investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").  These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release and the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: André van Niekerk, Executive Vice President and Chief Financial Officer, Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 07-MAY-15